

June 24, 2024

Robert M. Gorman
Chief Financial Officer
Atlantic Union Bankshares Corporation
4300 Cox Road
Glen Allen, VA 23060

      Re: Atlantic Union Bankshares Corporation
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-39325

Dear Robert M. Gorman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Loan Portfolio, page 61

1. We note your disclosure that commercial real estate ("CRE") loans represented one of your largest loan categories at December 31, 2023 and 2022. We also note that non-owner occupied CRE loans comprised 26.7% of your total loans held for investment ("LHFI") as of December 31, 2023. Additionally, we note that the Appendix to your Earnings Presentation included in Exhibit 99.2 to your Form 8-K filed on January 23, 2024 provides additional quantitative information about the composition of your non-owner occupied CRE portfolio. Please revise your future periodic filings to further disaggregate the composition of your total CRE loan portfolio at each period end to more clearly disclose material geographic and other concentrations to the extent material to an investor's understanding of credit risk in your CRE loan portfolio. Relevant other concentrations could include disaggregated disclosure by borrower/collateral type (e.g., office, hotel, retail, etc.) similar to the information provided in your Earnings Presentation, or by geographic market, and an average and range of loan-to-value ratios.

2.   In addition, we note your disclosure on page 18 that CRE loans also typically have larger loan balances, and, therefore, the deterioration of one or a few of these loans could cause a significant increase in the percentage of your non-performing loans. Please revise your future periodic filings to clarify any specific risk management policies, procedures or other actions undertaken by management that address the current CRE environment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katharine Garrett at 202-551-2332 or John Spitz at 202-551-3484 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance